                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                           --------------------------

                                AUTOWEB.COM, INC.
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                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
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                         (Title of Class of Securities)

                                  053331 10 4
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                      (CUSIP Number of Class of Securities)

                                   Ariel Amir
                  Executive Vice President and General Counsel
                               autobytel.com inc.
                     18872 MacArthur Boulevard, Fourth Floor
                          Irvine, California 92612-1400
                                 (949) 225-4500
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                and Communications on behalf of Filing Persons)

                                 April 11, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------
CUSIP No. 053331 10 4
---------------------

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         autobytel.com inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         33-0711569
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 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
 3       SEC USE ONLY

--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS

         00
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 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Delaware
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                                   7  SOLE VOTING POWER

                                      0
                                  ----------------------------------------------
                                   8  SHARED VOTING POWER
   NUMBER OS SHARES
  BENEFICIALLY OWNED                  8,487,688(1)
       BY EACH                    ----------------------------------------------
   REPORTING PERSON
        WITH:                      9  SOLE DISPOSITIVE POWER

                                      0
                                  ----------------------------------------------
                                  10  SHARED DISPOSITIVE POWER

                                      0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,487,688(1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                             [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         28.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

(1) 8,487,688 shares of Autoweb.com, Inc. ("Autoweb") common stock ("Autoweb Common Stock") are subject to a Voting Agreement entered into by Autoweb, autobytel.com inc. ("Autobytel") and certain stockholders of Autoweb (see
     Item 4 below). Autobytel expressly disclaims beneficial ownership of any shares of Autoweb Common Stock covered by the Voting Agreement. Based on the number of shares of Autoweb Common Stock outstanding as of March 28, 2001 (as represented by Autoweb in the Acquisition Agreement discussed in Item 4 below), the number of shares of Autoweb Common Stock subject to the Voting Agreement represents approximately 28.7% of the outstanding Autoweb Common Stock.

                                  SCHEDULE 13D


Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by autobytel.com inc. that it is the beneficial owner of any common stock referred to herein for purposes of Rule 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1. Security and Issuer

        The class of equity securities to which this statement on Schedule 13D relates is the common stock, $.001 par value (the "Autoweb Common Stock") of Autoweb.com, Inc., a Delaware corporation ("Autoweb"). The principal executive offices of Autoweb are located at 3270 Jay Street, Santa Clara, CA 95054.

Item 2. Identity and Background

        (a) The name of the person filing this statement is autobytel.com inc., a Delaware corporation ("Autobytel"). Autobytel is an internationally branded online automotive commerce company that provides consumers with automotive solutions throughout the lifecycle of vehicle ownership.

        (b) The address of the principal office and principal business of Autobytel are 18872 MacArthur Boulevard, Irvine, California, 92612-1400.

        (c) Set forth in Schedule I to this Schedule 13D is the name and present principal occupation or employment of each of Autobytel's executive officers and directors and the name, principal business and address of any corporation or other organization in which such employment is conducted.

        (d) During the past five years, neither Autobytel, nor to Autobytel's knowledge, any person named in Schedule I to this Schedule 13D, has been convicted in a criminal proceedings (excluding traffic violations or similar misdemeanors).

        (e) During the past five years, neither Autobytel, nor to Autobytel's knowledge, any person named in Schedule I to this Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgement, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

        (f) All of the directors and executive officers of Autobytel named in
Schedule I to this Schedule 13D are citizens of the United States, except Peter Titz who is a German citizen.

Item 3. Source and Amount of Funds or Other Consideration.

        On April 11, 2001, Autobytel, Autobytel Acquisition I Corp., a Delaware corporation (the "Merger Sub") and Autoweb entered into an Acquisition Agreement (the "Acquisition Agreement"). As an inducement for Autobytel to enter into the Acquisition Agreement described in Item 4 and in consideration thereof, Autoweb and certain stockholders of Autoweb, named on Schedule II to this Schedule 13D (the "Voting Agreement Stockholders") entered into a Voting Agreement with Autobytel (the "Voting Agreement"). Autobytel did not pay any additional consideration to the Voting Agreement Stockholders in connection with the execution and delivery of the Voting Agreement.

Item 4. Purpose of the Transaction

        (a) - (b). Pursuant to the Acquisition Agreement, Merger Sub shall be merged with and into Autoweb (the "Merger"), the separate corporate existence of Merger Sub shall cease and Autoweb shall continue as the surviving corporation (the "Surviving Corporation")and a subsidiary of Autobytel. All outstanding shares of Merger Sub ("Merger Sub Common Stock") shall be converted, on a share for share basis, into common stock of the Surviving Corporation. Upon the consummation of the Merger, each outstanding share of Autoweb Common Stock, other than dissenting shares (if applicable), any shares owned by Autobytel or any wholly owned subsidiary of Autobytel or Autoweb, shall be converted into the right to receive 0.3553 shares of Autobytel common stock ("Autobytel Common Stock"). Autobytel will assume the outstanding options issued under Autoweb options plans on the terms set forth in the Acquisition Agreement.

        Concurrently with and as an inducement for Autobytel to enter into the Acquisition Agreement, Autobytel, Autoweb and the Voting Agreement Stockholders entered into the Voting Agreement. Pursuant to the Voting Agreement, the Stockholders agreed to vote their shares of Autoweb Common Stock in favor of the Acquisition Agreement and all transactions contemplated thereby. The Voting Agreement Stockholders and the number of shares owned by each of them subject to the Voting Agreement are set forth on Schedule II to this Schedule 13D. The Voting Agreement terminates upon the earlier to occur of (i) such time as the Merger shall become effective in accordance with the terms and provisions of the Acquisition Agreement, (ii) the termination of the Acquisition Agreement pursuant to its terms, (iii) September 30, 2001 or (iv) the date, if any, upon which Autoweb and all parties to the Acquisition Agreement mutually agree to terminate the rights and obligations of the parties under the Acquisition Agreement.

        Pursuant to the Voting Agreement, the Voting Agreement Stockholders agreed they will not transfer, assign or otherwise dispose of, in whole or in part, the shares of Autoweb Common Stock or any rights to purchase shares of Autoweb Common Stock, or any voting rights therein on or prior to the earlier of the termination of the Acquisition Agreement, such time as the Merger shall become effective or September 30, 2001.

        References to, and descriptions of, the Acquisition Agreement and the Voting Agreement are qualified in their entirety by reference to copies of the Acquisition Agreement and the Voting Agreement, included as Exhibit 1 and 2 respectively, to Autobytel's Form 8-K filed April 11, 2001 and incorporated herein in their entirety by reference.

        (c) not applicable

        (d) Upon consummation of the Merger, the initial directors of the Surviving Corporation shall be the directors of Merger Sub and the initial officers of the Surviving Corporation shall be the officers of Merger Sub, until their respective successors are duly elected or appointed and qualified.

        (e) Other than as a result of the Merger described in Item 4(a) - (b) above, not applicable.

        (f) Upon consummation of the Merger, Autoweb will become a wholly-owned subsidiary of Autobytel.

        (g) Upon consummation of the Merger, the certificate of incorporation of Merger Sub, as in effect immediately prior to the Merger, shall be the certificate of incorporation of the Surviving Corporation, until thereafter amended as provided by Delaware law and such certificate of incorporation, provided, however that Article I of the certificate of incorporation of the Surviving Corporation shall be amended to read as follows: The name of this corporation is Autoweb.com, Inc. Upon consummation of the Merger, the bylaws of Merger Sub, as in effect immediately prior to the Merger, shall be the bylaws of the Surviving Corporation until thereafter amended.

        (h) - (i) If the Merger is consummated as planned, Autoweb Common Stock will be deregistered under the Act and delisted from the Nasdaq National Market.

        (j) Other than as described above, Autobytel currently has no plan or proposals which relate to, or may result in, any of the matters listed in Item 4(a)-(j) of this Schedule 13D (although Autobytel reserves the right to develop such plans or proposals).

Item 5. Interest in Securities of the Issuer

        (a) - (b) As a result of the Voting Agreement, Autobytel may be deemed to be the beneficial owner of 8,487,688 shares of Autoweb Common Stock. Such Autoweb Common Stock constitutes approximately 28.7% of the issued and outstanding shares of Autoweb Common Stock based on the number of shares of Autoweb Common Stock outstanding as of March 28, 2001 (as represented by Autoweb in the Acquisition Agreement discussed in Item 4 above).

        As a result of the Voting Agreement Autobytel has the power to direct the vote of 8,487,688 shares of Autoweb Common Stock for the limited purpose of voting in favor of the Acquisition Agreement and all transactions contemplated thereby.

        (c) Neither Autobytel, nor to Autobytel's knowledge, any person named in
Schedule I to this Schedule 13D, has effected any transaction in Autoweb Common Stock during the past 60 days, except as disclosed herein.

        (d) not applicable.

        (e) not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

        Other than the Acquisition Agreement and the Voting Agreement, to the knowledge of Autobytel there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of Autoweb, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit No.                   Description
-----------                   -----------

    1 Acquisition Agreement, dated as of April 11, 2001, by and between autobytel.com inc., a Delaware corporation, Autobytel Acquisition I Corp., a Delaware corporation and Autoweb.com, Inc., a Delaware corporation, previously filed as Exhibit 99.1 to Autobytel's Form 8-K, dated April 11, 2001, and incorporated by reference herein.

    2 Voting Agreement dated as of April 11, 2001, by and between autobytel.com inc., a Delaware corporation, Autoweb.com, Inc., a Delaware corporation and the persons listed on Schedule II to this Schedule 13D, previously filed as Exhibit 99.2 to Autobytel's Form 8-K, dated April 11, 2001, and incorporated by reference herein.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 13, 2001


autobytel.com inc.


By: /s/ ARIEL AMIR
    ----------------------------
        Ariel Amir
        Executive Vice President
        and General Counsel

                                   SCHEDULE I

             EXECUTIVE OFFICERS AND EMPLOYEE DIRECTORS OF AUTOBYTEL

NAME                                 PRINCIPAL OCCUPATION OR EMPLOYMENT
----                                 ----------------------------------

Mark W. Lorimer                      Chief Executive Officer, President
                                     and Director

Ariel Amir                           Executive Vice President and General
                                     Counsel

Hoshi Printer                        Executive Vice President and Chief
                                     Financial Officer

Dennis Benner                        Executive Vice President, Corporate
                                     Development

Andrew Donchak                       Senior Vice President and Chief
                                     Marketing Officer

Howard Layson                        Senior Vice President, Dealer Operations


                       NON-EMPLOYEE DIRECTORS OF AUTOBYTEL

NAME AND ADDRESS OF
  ORGANIZATION IN
  WHICH EMPLOYED                      PRINCIPAL OCCUPATION OR EMPLOYMENT
-------------------                   ----------------------------------

Michael Fuchs                         Investments
9 West 57th Street
Suite 4220
New York, NY 10019

Jefferey H. Coats                     Venture capital
T.H. Lee Putnam Internet Partners
200 Madison Avenue, 19th Floor
New York, NY 10016

Mark N. Kaplan                        Attorney
Skadden, Arps, Slate,
Meagher & Flom LLP
4 Times Square
New York, NY 10036

Kenneth J. Orton                      Consultant
Cognitiative, Inc.
3089 Foothill Boulevard
Calistoga, CA 94515

Robert S. Grimes                      Consultant
R.S. Grimes & Co., Inc.
The Empire State Building
350 Fifth Avenue, Suite 7801
New York, NY 10018

Peter Titz                            Investments
Invision AG
Industriestrasse 24
CH-6302 Zug
Switzerland


Richard Post                          Venture capital
Lone Tree Capital Mgmt. LLC
9785 Maroon Circle, Suite 360
Englewood, CO 80112

                                   SCHEDULE II


                          VOTING AGREEMENT STOCKHOLDERS

                                   NUMBER OF SHARES
NAME OF STOCKHOLDER                  TO BE VOTED
-------------------                ----------------

Geocapital                            3,416,842


Technology Crossover Ventures         2,715,323


Onword Information                    1,864,863


Dean DeBiase                            490,660

                                 EXHIBIT INDEX

Exhibit No.                       Description
-----------                       -----------

    1 Acquisition Agreement, dated as of April 11, 2001, by and between autobytel.com inc., a Delaware corporation, Autobytel Acquisition I Corp., a Delaware corporation and Autoweb.com, Inc., a Delaware corporation, previously filed as Exhibit 99.1 to Autobytel's Form 8-K, dated April 11, 2001, and incorporated by reference herein.

    2 Voting Agreement dated as of April 11, 2001, by and between autobytel.com inc., a Delaware corporation, Autoweb.com, Inc., a Delaware corporation and the persons listed on Schedule II to this Schedule 13D, previously filed as Exhibit 99.2 to Autobytel's Form 8-K, dated April 11, 2001, and incorporated by reference herein.